UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

JAVELIN MORTGAGE INVESTMENT CORP.

(Name of Subject Company)

JAVELIN MORTGAGE INVESTMENT CORP.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

CUSIP 47200B104

(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer, Treasurer and Secretary

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963
(772) 617-4340

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esq.

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of this Amendment

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on March 8, 2016, as amended and supplemented by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 10, 2016, Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 15, 2016, Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 18, 2016, Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 21, 2016, Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 24, 2016 and Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 25, 2016 (as so amended from time to time, the “Schedule 14D-9”), relating to the tender offer by JMI Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc., a Maryland corporation, to purchase all of the issued and outstanding Shares, at a per share price of $7.18 in cash (the “Offer Price”), which is equal to 87% of the book value per Share (as calculated in accordance with the Merger Agreement), as of 5:00 P.M., New York City time, on the date that was ten (10) business days prior to the expiration date of the Offer, which date for the determination of such price was March 18, 2016, net to the holders thereof, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2016 (as amended or supplemented from time to time), and the related Letter of Transmittal (as amended or supplemented from time to time), copies of which were filed with the Schedule 14D-9 and incorporated by reference therein as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 7 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 7.  Capitalized terms used in this Amendment No. 7 without definition shall have the meanings specified in the Schedule 14D-9.

Item 8.

Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection to Item 8 after the last paragraph under the heading entitled “Litigation Relating to the Offer and the Merger”:

“Recent Developments

On March 31, 2016, in connection with the Stourbridge Action, the Court denied a motion seeking to enjoin ARMOUR’s completion of the Offer.  The Court’s order denied a request for a preliminary injunction.

On March 30, 2016, the plaintiffs in the Vartanov Action, Curley Action, Rado Action, Heid Action, the Aviasan Action and the Harmon Action (collectively, the “Baltimore Actions”) filed a motion with the Circuit Court for Baltimore City, Maryland seeking consolidation of the Baltimore Actions and appointment of lead counsel.  None of the defendants in the Baltimore Actions have filed a response to this motion as of March 31, 2016.”

Item 9.

Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented by inserting the following exhibit:

Exhibit No.	Description
(a)(5)(E)

Joint Press Release issued by JAVELIN Investment Mortgage Corp. and ARMOUR Residential REIT, Inc. dated April 1, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by JAVELIN Mortgage Investment Corp. with the SEC on April 1, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   April 1, 2016

JAVELIN MORTGAGE INVESTMENT CORP.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer, Duly Authorized Officer, Treasurer and Secretary